UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

GRAÑA Y MONTERO TO RESUME TRADING ON NYSE

LIMA, Peru- Graña y Montero S.A.A. (“the Company” or “Graña y Montero”) announced that, on July 2, 2018, the Company filed its Annual Report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC”).

Subsequently, the New York Stock Exchange (“NYSE”) has notified Graña y Montero that trading of the Company’s American depositary shares (“ADSs”) will resume trading on the NYSE effective July 6, 2018, under the Company’s previous ticker symbol, “GRAM.” The Company’s ADSs have been trading since May 21, 2018 on the over-the-counter (OTC) market under the symbol, “GRAMY.” Accordingly, the NYSE will no longer pursue delisting proceedings against the Company.

The Investor Relations Department of Graña y Montero is available to assist and can be reached at the following contacts. In addition, contact details for the Company’s ADS depositary bank, J.P. Morgan, are available below.

J.P. Morgan Contacts

Cecilia María Salazar

Tel.: 212-622-5933

Alternative Phone: 917-488-9011

E-mail: ceclia.m.salazar@jpmorgan.com

Marcos Rivero

Tel.: 302-552-0257

Alternative Phone: 609 440 4944

E-mail: marcos.rivero@jpmorgan.com

Graña y Montero Investor Relations Department

Corporate Affairs Officer

Julia Sobrevilla

Tel.: (511) 213 6509

E-mail: julia.sobrevilla@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima—Perú

Investor RelationsAdriana Caballero HerbozoTel.: (511) 213 6573

Alternative Phone: (51) 981 295 497

E-mail: adriana.caballero@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima – Perú

Note: This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO

Name: Luis Francisco Diaz Olivero

Title:   Stock Market Representative

Date:   July 5, 2018